							Exhibit 12
Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2015		2014		2013		2012		2011
Earnings available to cover fixed charges:
Income from continuing operations before income taxes	$382		$392		$97		$300		$36
Plus: Fixed charges	622		648		741		638		576
Earnings available to cover fixed charges	$1,004		$1,040		$838		$938		$612

Fixed charges (a) :
Interest, including amortization of deferred financing costs	$510		$547		$643		$546		$506
Interest portion of rental payment	112		101		98		92		70
Total fixed charges	$622		$648		$741		$638		$576

Ratio of earnings to fixed charges	1.61	x	1.60	x	1.13	x	1.47	x	1.06	x
___________
(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2015		2014		2013		2012		2011
Related to debt under vehicle programs	$302		$290		$271		$303		$279
All other	208		257		372		243		227
	$510		$547		$643		$546		$506

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